PALLAUM MINERALS LTD.

1000-355 Burrard Street
Vancouver, British Columbia V6C 2G8
Canada
Telephone: (604) 687-5257
Facsimile: (604) 687-0384

US 12g3-2(b) Exempt #82-2301

TSX Venture Exchange Trading Symbol: **PLM**

May 27, 2002

02034861

Alberta Securities Commission
21st Floor, 10025 Jasper Avenue
Edmonton, Alberta
T5J 3Z5

Dear Sirs:

Re: **PALLAUM MINERALS LTD.**

Enclosed are the following:

1. Form 20, in duplicate;
2. Offering Memorandum;
3. Cheque in the amount of $100.00 to cover your applicable filing fee.

Yours very truly,
PALLAUM MINERALS LTD.

Peter G. Rook-Green
Corporate Secretary & C.F.O.

c.c. TSX Venture Exchange - Alberta
Attention: Robert Cheyne (w/encl. #1)

c.c. Lang Michener Lawrence & Shaw
Attention: Mr. Brian Abraham (w/encl. #1)

c.c. Securities & Exchange Commission - **#82-2301**
Attention: International Corporate Finance Dept. (w/encl. #1)

dlw 6/17

FORM 20

SECURITIES ACT

REPORT UNDER SECTION 132(1) OF THE *SECURITIES ACT* OF A TRADE MADE UNDER SECTION 131(1)(a), (b), (c), (d), (l), (m), (q), (r), (s), (t), (u) OR (bb) OF THE *SECURITIES ACT* OR SECTION 122(b) OR (d) OF THE *SECURITIES REGULATION*.

1. **Full name and address of the Vendor**

PALLAUM MINERALS LTD.
1000 – 355 Burrard Street
Vancouver, B.C., V6C 2G8
Telephone: (604) 687-5257

2. **Name and address of the Issuer of the security traded and description of the security**

PALLAUM MINERALS LTD.
1000 – 355 Burrard Street
Vancouver, B.C., V6C 2G8
Telephone: (604) 687-5257

250,000 units at $0.10 per unit. Each unit consists of one common share and one 24-month non-transferable share purchase warrant. Each warrant is exercisable into one additional common share of the Company on or before May 17, 2002 at a price of $0.13 per share;

18,000 common shares at a deemed price of $0.13 per share.

3. **Date of trade(s)**

May 17, 2002

4. **Amount or Number of Securities purchased**

(a)	Full Name and Address of Purchaser(s)	Amount or Number of Securities Purchased	Purchase Price	Statutory Exemption Relied On
	Derick Petrie 1-51028 Range Road #261 Spruce Grove, Alberta T7Y 1B9	250,000	$25,000	131(1)(r)

5. **The Vendor has prepared, certified and filed with the Commission a list comprising the name and address of each purchaser, the amount or number of securities purchased and the purchase price paid by each purchaser, the exemption relied upon and whether the securities are subject to a 4 or 12 month restricted period under MI 45-102 *Resale of Securities* and will provide the certified list to security holders who acquired securities pursuant to the prospectus exemptions in section 131(1)(q) or (r) of the Act.**

Not applicable.

6. **State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent**

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)	Name of Purchaser
Thomas Wikstrom 1 Beim Antinshraiz L-8116 Budel Luxembourg	18,000 common shares	$0.13	D. Petrie
Total:	18,000 common shares		

7. **State the total gross proceeds realized in Alberta by the Issuer or selling security holder from the distribution**

$25,000

CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 27th day of May, 2002.

Pallaum Minerals Ltd.
(Name of vendor or agent - please print)

[signature]
Signature

Peter G. Rook-Green. Corporate Secretary/C.F.O.
(Official capacity - please print)

(Please print here name of individual whose signature appears above, if different from name of vendor or agent printed above)

PALLAUM MINERALS LTD.

1000-355 Burrard Street
Vancouver, British Columbia V6C 2G8
Canada
Telephone: (604) 687-5257
Facsimile: (604) 687-0384

US 12g3-2(b) Exempt #82-2301

TSX Venture Exchange Trading Symbol: **PLM**

May 27, 2002

British Columbia Securities Commission
P.O. Box 10142
Pacific Centre
9th Floor, 701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

Attention: Exemptions and Orders

Dear Sirs:

Re: **PALLAUM MINERALS LTD.**

Enclosed are the following:

1. BC Form 45-902F;
2. Offering Memorandum;
3. Cheque in the amount of $100.00 to cover your applicable filing fee;
4. Fee Checklist.

Yours very truly,
PALLAUM MINERALS LTD.

Peter G. Rook-Green
Corporate Secretary & C.F.O.

c.c. TSX Venture Exchange - Alberta
Attention: Robert Cheyne (w/encl. #1)
c.c. Lang Michener Lawrence & Shaw
Attention: Mr. Brian Abraham (w/encl. #1)
c.c. Securities & Exchange Commission - **#82-2301**
Attention: International Corporate Finance Dept. (w/encl. #1)

BC FORM 45-902F

British Columbia Securities Act
Report of Exempt Distribution

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act,* or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 194/97 or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. **Name, address and telephone number of the issuer of the security distributed (the "Issuer").**

   PALLAUM MINERALS LTD.
   1000 – 355 Burrard Street
   Vancouver, B.C., V6C 2G8
   Telephone: (604) 687-5257

2. **State whether the Issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).**

   The Issuer is an exchange issuer.

3. **Describe the type of security and the aggregate number distributed.**

   1,750,000 units at $0.10 per unit. Each unit consists of one common share and one 24-month non-transferable share purchase warrant. Each warrant is exercisable into one additional common share of the Company on or before May 17, 2002 at a price of $0.13 per share (S.R. Ford, .D.S. Wiggins, P.R. Ens and H. Reimer);

   250,000 units at $0.10 per unit. Each unit consists of one common share and one 24-month non-transferable share purchase warrant. Each warrant is exercisable into one additional common share of the Company on or before May 17, 2002 at a price of $0.15 per share (T. Sotolova);

   54,000 common shares at a deemed price of $0.13 per share (T. Wikstrom and S. Romano).

4. **Date of the distribution(s) of the security.**

   May 17, 2002

5. **Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.**

   See Item 6 below

6. **If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.**

(a)

Full Name And Residential Address of the Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order or Blanket Order Number or BC Instrument Number
Stanley R. Ford 5064 Wallace Avenue Delta, B.C. V4M 1A1	1,000,000	$0.10/unit	$100,000	74(2)(9) of the Act
David S. Wiggins #2400-650 W. Georgia St. Vancouver, B.C. V6B 4N7	250,000	$0.10/unit	$25,000	128(b) of the Rules
Philipp R. Ens Ltd. 2041 East 5th Avenue Vancouver, B.C. V5N 1M3 (Beneficial Owner: Philipp R. Ens)	250,000	$0.10/unit	$25,000	128(b) of the Rules
Harold Reimer 7045 Greenwood St. Burnaby, B.C. V5A 1X7	250,000	$0.10/unit	$25,000	128(b) of the Rules
Terezia Sotolova Duka 2161 530 02 Pardubice Czech Republic Europe	250,000	$0.10/unit	$25,000	128(b) of the Rules
Total:	**2,000,000**		**$200,000**	

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request. Not Applicable

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.

$200,000

8. **State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.**

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)	Name of Purchaser
Thomas Wikstrom 1 Beim Antinshraiz L-8116 Budel Luxembourg	18,000 common shares	$0.13	D. Wiggins
Sonja Romano 350 Dunsobin Winnipeg, Manitoba V2K 0T6	36,000 common shares	$0.13	P.R. Ens Ltd. and H. Reimer
Total:	54,000 common shares		

9. **If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.**

Not Applicable

10. **If the distribution of the security was made under section 128(h) of the Rules, state**

(a) the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security, and

Not Applicable

(b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

Not Applicable

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia this 27th day of May, 2002.

Pallaum Minerals Ltd.

Per:

Peter G. Rook-Green
Corporate Secretary & C.F.O.